中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
Stock Code: 1055

DATE OF BOARD MEETING

The board (the "Board") of directors of China Southern Airlines Company Limited (the "Company") hereby announces that a Board meeting will be held on Tuesday, 27 October 2009 for the purpose of considering and approving, inter alia, the third quarterly results of the Company for the nine months ended 30 September 2009.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
14 October 2009

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.